Via Facsimile and U.S. Mail

February 2, 2011

Avery W. Catlin
Senior Vice President and Chief Financial Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

> **Re: Celldex Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-15006**

Dear Mr. Catlin:

We have reviewed your response dated January 10, 2011 and have the following additional comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business

Research and Collaboration Agreements, page 12

1. We note your response to prior comment 3. Please revise your draft disclosure to include the term and termination provisions of both Medarex agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Scot Foley at (202) 551-3383, Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director